UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Following publications in the Israeli press and filings of third parties with regulatory authorities, Ellomay Capital Ltd. (the “Company”) herby confirms that on February 22, 2011 (the “Effective Date”) it has entered into two Farmout Agreements (the “Farmout Agreements”), contemplating the acquisition of participating interests in four exploration licenses (the “Licenses”) as follows:

(1)
A Farmout Agreement among Delek Drilling Limited Partnership (“Delek”), Avner Oil Exploration Limited Partnership (“Avner”) and the Company contemplating the acquisition by the Company of 10% of the participating interests in each of the “337/Aviah” and “338/Qeren” drilling licenses (respectively, the “Aviah License” and the “Qeren License”); and

(2)
A Farmout Agreement among Delek, Avenr, Noble Energy Mediterranean Ltd. (“Noble”) and the Company contemplating the acquisition by the Company of 15% of the participating interests in each of the “Ruth D” and “Alon E” drilling licenses (respectively, the “Ruth License” and the “Alon License”).

(the transferors of the participating interests are referred to herein as “Farmors” and the transferees of the participating interests are referred to herein as “Farmees”).

The consideration paid in connection with the acquisition of the participating interests is expected to be an aggregate of approximately US$710,000 as reimbursement for past expenditures incurred by the Farmors in connection with operations under the Licenses until the Effective Date.  In addition, the Company will be required to reimburse the Farmors for certain costs billed to the Company under the provisions of the relevant JOAs (as hereinafter defined) during the period between the Effective Date and the closing of the transactions contemplated by the Farmout Agreements, based on criteria set forth in the Farmout Agreements.

In connection with the Farmout Agreements, the Company further undertook that it will not, prior to the earlier of: (i) the commencement of the drilling of the first well in any of the Licenses or (ii) December 31, 2011, sell, assign or otherwise transfer, directly or indirectly, whole or part of the participating interests (other than to an affiliate), without the prior written consent of the relevant Farmors.  In the event such consent is granted, the Company undertook to pay to the relevant Farmors an aggregate of 35% of (x) the difference between the consideration paid under the Farmout Agreement and the consideration received by the Company in connection with the sale of the interests, less any reimbursement for past expenditures, and (y) any overriding royalty interest granted to the Company in connection with the sale of the interests.

In connection with the Farmout Agreements, the Company entered into Overriding Royalty Deeds with the Farmors, providing them with an aggregate overriding royalty interest of 3% of the participating interest per each License.

The Company further granted to each of the Farmors a one-time option to convert part or all of their participating interests in any of the Licenses, but not more than 3.33% in aggregate with respect to the Aviah License and the Qeren License and 15% in the aggregate with respect to the Ruth License and Alon License, into overriding royalty interests, exercisable at any time prior to the spudding of the first well in any of the Licenses and provided that such option shall also be exercised with respect to the other Farmees, on a pro rata basis. The conversion option provides for each 1% participating interest to be converted into 0.03% overriding royalty interest.

In connection with the execution of the Farmout Agreements related to the Aviah License and Qeren License, the Company also entered into Joint Operating Agreements (“JOAs”) with the other holders of participating interests in such Licenses and with ATP Oil & Gas Corporation (NASDAQ: ATPG), which will be the operator of under such Licenses.  In connection with the execution of the Farmout Agreements related to the Ruth License and Alon License, the Company, the other relevant Farmees and the Farmors entered into a novation agreement pursuant to which the Company and such Farmees joined the existing JOAs among the Farmors, under which Noble is acting as the operator.

The closing of the Farmout Agreements is subject to various conditions, including the receipt of approval of the Israeli Ministry of National Infrastructures and the approval of the unit holders of Avner and Delek. In the event the Company elects, in its sole discretion, to participate in the drilling operations of the first well in any one of the Ruth License and Alon License, it will be required to bear, in addition to its pro rata portion of the cost of the drilling, certain additional drilling costs that would otherwise be borne by the Farmors, which additional drilling costs will not exceed US$2,250,000. Similarly, In the event the Company elects, in its sole discretion, to participate in the drilling operations of the first well in any one of the Aviah License and Qeren License, it will be required to bear, in addition to its pro rata portion of the cost of the drilling, certain additional drilling costs that would otherwise be borne by the Farmors, which additional drilling costs will not exceed US$500,000.

Simultaneously with the execution of the Farmout Agreements with the Company, the Farmors entered into similar farmout agreements with third parties and, in the event the transfers of participating interests contemplated by such all such additional farmout agreements are consummated, Delek and Avner are expected to hold an aggregate of 25% of each of the Aviah License and Qeren License and Delek, Avner and Noble are expected to hold an aggregate of 50% of each of the Ruth License and Alon License.

The Company cannot at this stage estimate whether all of the closing conditions will be fulfilled.  While the Company has determined that this activity is not currently material, it is furnishing this information in light of the aforementioned publications.

Information Relating to Forward-Looking Statements

This filing contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.  Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including the fulfillment of the Farmout Agreements’ closing conditions, the actions of the other holders of the participating interests in the Licenses, the outcome of any test, research or actual drilling, etc.  Other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F.  The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated:   February 28, 2011